
April 11, 2017

Via E-Mail

Bradley Finkelstein
Wilson Sonsini Goodrich & Rosati
650 Page Mill Road
Palo Alto, CA 94304

> **Re:** **Rightside Group Limited**
> **PRE 14A filed on March 31, 2017**
> **File No. 1-36262**

Dear Mr. Finkelstein:

The Office of Mergers and Acquisitions has conducted a limited review of the filing listed above. Our comments follow. All defined terms have the same meaning as in the proxy statement listed above.

Please respond to this letter by revising your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Preliminary Proxy Statement filed on March 31, 2017

1. The proxy statement was filed under the incorrect EDGAR tag. Note that a proxy statement in a contested solicitation should be filed under the EDGAR tag "PREC14A."

2. Please revise to describe any contacts and communications you have had with Tonga Partners or Cannell Capital or their affiliates leading up to their nomination of the Cannell Nominees, or since that date.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the filing persons are in possession of all facts relating to their disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

       If you have any questions regarding these comments or your filings in general, please feel free to contact me at (202) 551-3263.

Sincerely,

/s/ Christina Chalk

Christina Chalk
Senior Special Counsel
Office of Mergers and Acquisitions

cc: Rick Danis, Esq. (via email)
       General Counsel
       Rightside Group Ltd.